Exhibit 10.13

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10).  Such excluded information is not material and is the type that the registrant treats as private or confidential.

SETTLEMENT AND LICENSE AGREEMENT

This Settlement and License Agreement (“Agreement”) made and entered into as of June 21, 2021 (the “Effective Date”), by and between, on the one hand Medytox, Inc. (“Medytox”) a company duly organized and existing under the laws of South Korea, having its principal office at 78 Gangni 1-gil Ochang-up Cheongwon-gu Cheongju-si North Chungcheong 28126, Republic of South Korea, and, on the other hand, AEON Biopharma, Inc., (“AEON”) a company duly organized and existing under the laws of Delaware, having its principal office at 4040 MacArthur Boulevard, Suite 260, Newport Beach, CA 92660 (each individually a “Party,” and collectively the “Parties”).

WHEREAS, Allergan, Inc. and Allergan Limited (collectively, “Allergan”) and Medytox are co-complainants in the case captioned Certain Botulinum Toxin Products, Processes for Manufacturing or Relating to Same and Certain Products Containing Same; Inv. No. 337-TA-1145, before the United States International Trade Commission (“ITC”) alleging violations by Daewoong Pharmaceuticals Co., Ltd. (“Daewoong”) and Evolus, Inc. (“Evolus”) of Section 337 of the Tariff Act of 1930 based upon the importation into the United States, the sale for importation, and the sale within the United States after importation of certain botulinum toxin products, processes for manufacturing or relating to same and certain products containing same by reason of misappropriation of trade secrets, the threat or effect of which is to destroy or substantially injure a domestic industry in the United States (the “ITC Action”).

WHEREAS, the ITC issued a final determination in Investigation No. 337-TA-1145 on December 22, 2020.  The parties to Investigation No. 337-TA-1145 pursued various appeals of the final determination to the U.S. Court of Appeals for the Federal Circuit, including in cases captioned Nos. 21-1653 and 21-1654 (the “Federal Circuit Appeal”).  The Federal Circuit Appeal is pending.

WHEREAS, Medytox is the holder and/or controls the use of a strain of C. botulinum and certain trade secrets regarding the manufacture of botulinum toxin.

WHEREAS, AEON is pursuing marketing approvals from various governmental authorities for prabotulinumtoxinA, a botulinum toxin product that is manufactured by Daewoong in Korea.

WHEREAS, AEON and Daewoong are parties to a License & Supply Agreement, entered into December 20, 2019 (the “AEON-Daewoong Supply Agreement”),

WHEREAS, AEON’s business is dependent on the Daewoong Toxin manufactured by Daewoong and to be supplied to AEON under the AEON-Daewoong Supply Agreement.

WHEREAS, on December 16, 2020, the ITC determined there was a misappropriation of trade secrets relating to Medytox’s manufacturing process and ordered a Limited Exclusion Order and Cease and Desist Order against Evolus and Daewoong for 21 months.

WHEREAS, Medytox filed a Complaint against Evolus, Daewoong, Daewoong Co. Ltd., AEON (formerly Alphaeon Corp.), Sch-Aeon, LLC, Byung Kook Lee (“Dr. Lee”), Chun Yoon, Jae Seung Yoon, and Chang Woo Suh, captioned Medytox Inc. v. Daewoong Pharmaceuticals Co., Ltd., Case No. 30-2017-00924912-CU-IP-CJC, in the Superior Court of California, Orange County, alleging violations of California Bus. and Prof. Code § 17200, et seq., violations of California Uniform Trade Secret Act, Cal. Civ. Code § 3426, conversion based on alleged theft of Medytox’s C. botulinum strain, intentional interference with prospective economic relations, unjust enrichment, and breach of contract (the “California Action”).

WHEREAS, Medytox filed a Complaint against AEON and Daewoong captioned Medytox Inc. v. AEON Biopharma, Inc. and Daewoong Pharmaceutical Co., Ltd., Case No. 8:21-CV-00903, in the United States District Court for the Central District of California, alleging trade secret misappropriation in violation of the Defend Trade Secrets Act, 18 U.S.C. § 1836 (the “Federal Action”).

WHEREAS, Medytox filed a civil complaint, requested a criminal investigation, and filed a complaint with the Ministry of SMEs and Startups against Daewoong in Korea based on alleged theft of Medytox’s C. botulinum strain, and misappropriation of trade secrets and seeking relief that may affect AEON’s rights in the Territory (the “Korean Actions”).

WHEREAS, pursuant to the terms of this Agreement, the Parties mutually desire to resolve the disputes which are the subject matter of the ITC Action, the California Action and the Federal Action in order to avoid risks and expenses of litigations related to those actions; and to resolve any indirect disputes which are the subject matter of the Korean Actions insofar as they might adversely impact AEON’s ability to have the Licensed Products manufactured by Daewoong.

WHEREAS, the Parties desire to enter into a negotiated and consensual license agreement to settle all outstanding disputes and avoid future disputes between them with regard to the matters alleged in the California Action, the Federal Action, the ITC Action, and the Korean Actions.

WHEREAS, because Medytox through this Agreement is obtaining equity shares in AEON and the right to receive future royalties from AEON, Medytox and AEON mutually desire the success of the AEON Business.

WHEREAS, reference in this Agreement to any Party or Daewoong shall include reference to all of such entities’ present or future Affiliates.

NOW, THEREFORE, in consideration of the foregoing and the mutual undertakings set forth in this Agreement, the receipt and adequacy of which are hereby acknowledged, and with the foregoing recitals being incorporated herein, the Parties, intending to be legally bound, agree as follows:

1.Definitions.  For purposes of this Agreement, the following words and expressions shall, unless context otherwise requires, have the following meanings:

1.1“Accounting Standards” mean the U.S. Generally Accepted Accounting Principles (“GAAP”).

1.2“Actions” mean the ITC Action, the California Action, the Federal Action, and the Korean Actions.

1.3“AEON Business” means the importation and Commercialization of the Daewoong Toxin in the Territory and obtaining or maintaining Marketing Authorization and any Regulatory Materials for the Daewoong Toxin in the Territory.

1.4“Affiliate(s)” with respect to any Party means any individual, corporation, association, or other business entity (collectively, “Person”) that directly or indirectly controls, is controlled by, or is under common control with the Party in question.  As used in this definition of “Affiliate,” the term “control” shall mean the direct or indirect ownership of fifty percent (50%) or more of the securities or other ownership interests representing the equity, the voting stock or general partnership interest.  The Parties agree that Daewoong is not an Affiliate and will not be permitted to become an Affiliate with the Company’s approval under the terms of this Agreement.

1.5“Business Day” means 9:00 am to 5:00 pm Eastern Time on a day other than a Saturday, Sunday, federal, or bank holiday in the United States.

1.6“Commercialization” means the activities, either by itself or through its sub-licensees, agents, resellers, distributors, suppliers, partners, co-promoters, or similar associates, of using, supplying, exporting to territories for which AEON has rights to market and/or sell Licensed Product, pricing, promoting, distributing, selling, offering to sell, disposing, offering to dispose, or keeping of any Licensed Product in the Territory.  “Commercialize” has a correlative meaning.

1.7“Confidential Information” means all non-public materials, information and data concerning the disclosing party and its operations that is disclosed by the disclosing party to the receiving party pursuant to this Agreement, orally or in writing, electronic or tangible form, or otherwise obtained by the receiving party through observation or examination of the disclosing party’s operations.  Confidential Information includes, but is not limited to, information about the disclosing party’s financial condition and projections; business, marketing or strategic plans; sales information; customer lists; price lists; databases; trade secrets; product prototypes and designs; agreements with its shareholders and investors; techniques, formulae, algorithms and other non-public information.  Confidential Information includes such information disclosed during the Actions.  Notwithstanding the foregoing, Confidential Information of a party shall not include that portion of such materials, information and data that, and only to the extent that, the recipient can establish by written documentation:  (a) is known to the recipient as evidenced by its written records before receipt thereof from the disclosing party, (b) is disclosed to the recipient free of confidentiality obligations by a Third Party who has the right to make such disclosure without obligations of confidentiality, (c) is or becomes part of the public domain through no fault of the recipient, or (d) the recipient can reasonably establish is independently developed by persons on behalf of recipient without the use of the information disclosed by the disclosing party.  Notwithstanding anything else in this definition, any information that has been maintained under seal in the ITC Action is Confidential Information, including, but not limited to information relating to Medytox’s botulinum toxin manufacturing process.

1.8“Daewoong” means Daewoong Pharmaceutical Co., Ltd., and all of its present and future Affiliates.

1.9“Daewoong Toxin” means botulinum neurotoxin products currently known as ABP-450, which are manufactured by Daewoong or its Affiliates, or any successor to Daewoong or its Affiliates, with the generic name prabotulinumtoxinA.

1.10“Fully-Diluted Shares” shall mean the sum of (a) the aggregate number of shares of Common Stock of the Company that are issued and outstanding as of the time of determination, plus (b) the aggregate number of shares of Common Stock of the Company issuable upon the conversion of shares of Preferred Stock or other capital stock or securities convertible into or exchangeable for shares of Common Stock that are outstanding as of the time of determination, plus (c) the aggregate number of share of Common Stock of the Company that are issuable pursuant to any outstanding subscriptions, options, rights, warrants, stock appreciation rights, phantom equity, or other agreements or commitments obligating the Company to issue, transfer or sell any shares of its capital stock or any class or other equity in the Company.

1.11“Government Authority” means any federal, state, national, supranational, local, or other government, whether domestic or foreign, including any subdivision, department, agency, instrumentality, authority (including any regulatory or administrative authority), body, commission, board, or bureau thereof, or any court, tribunal, or arbitrator.

1.12 “Licensed Product” means any botulinum neurotoxin products manufactured by Daewoong or its Affiliates, or any successor to Daewoong or its Affiliates, with the generic name prabotulinumtoxinA for any of AEON’s products made according to a process that is or will be approved by, and whose sale and/or marketing is or will be approved by a Government Authority in the Territory.  Licensed Product includes, but is not limited to, the prabotulinumtoxinA product currently known as ABP-450 that is under development and is planned to be marketed in the Territory.

1.13“Licensed Rights” mean Medytox’s strain of C. botulinum and trade secrets regarding the manufacture of botulinum toxin that were, could have been, or will be alleged in the California Action, Federal Action, ITC Action, and/or Korean Actions to have been misappropriated.

1.14“Manufacturing” means all activities, either by itself or through its suppliers, agents, Affiliates, manufacturers, related to the manufacturing, production or making of the Licensed Product, or any component thereof, for Commercialization or use in the Territory, including, but not limited to test method development and stability testing, formulation, process development, manufacturing scale-up, manufacturing any Licensed Product in bulk or finished form for development, manufacturing the drug substance for any Licensed Product, manufacturing the drug product for any Licensed Product, manufacturing a finished Licensed Product for Commercialization, packaging, in-process and finished Licensed Product testing, release of a Licensed Product or any component or ingredient thereof, quality assurance activities related to manufacturing and release of a Licensed Product, regulatory activities related to any of the foregoing and any shipping, export and distribution to and within the Territory of such Licensed Products and importation of such Licensed Products into the Territory.  “Manufacture” has a correlative meaning.

1.15“Marketing Authorization” means an approval or authorization from the appropriate Government Authority in the Territory (including a BLA and all licenses, registrations, and pricing or reimbursement approvals) as required to permit Commercialization in and for the Territory (including clinical testing, manufacture, distribution, or use of such Licensed Product).

1.16“Medytox/Daewoong Dispute” means Medytox’s dispute with Daewoong concerning the toxin licensed by AEON under the AEON-Daewoong Supply Agreement, including without limitation the claims actually made or which could be made in the ITC Action, the California Action, the Federal Action, the Korean Actions, and any other pending or future dispute related to the Licensed Rights.

1.17“Net Sales” means the net sales of Licensed Product sold by AEON or any of its Affiliates to Third Parties, as determined in accordance with the Accounting Standards, including requirements for revenue recognition, and does not include any downstream sales, including any sales by AEON’s customers to consumers.

1.18“Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, common technical documents, technical documents, Marketing Authorizations or other filings made to, received from or otherwise conducted with a Government Authority in order to Commercialize the Licensed Product in the Territory.

1.19“Release Date” means the date on which payment under Section 4.1.1 of this Agreement has been made, provided that (a) no party has exercised its right to terminate this Agreement and (b) this Agreement is assumed pursuant to a court order in the event AEON enters into bankruptcy proceedings.

1.20“Reporting Period” means a calendar quarter (or three month period) during the Royalty Period  .

1.21“Royalty” means [***] of Net Sales in the Territory; provided that in the event that the Issued Shares cease to represent more than fifteen percent of the Company’s Fully-Diluted Shares then (x) from and after the fifth (5th) anniversary of the Effective Date until the tenth (10th) anniversary of the Effective Date, the Royalty shall mean [***] of Net Sales in the Territory and (y) from and after the tenth (10th) anniversary of the Effective Date, the Royalty shall mean [***] of Net Sales in the Territory.

1.22“Royalty Period” means the period starting after the first [***] of commercial sales of a Licensed Product by AEON to any Third Party and ending on the fifteenth (15th) anniversary of such date.

1.23 “Sales and Royalty Report” means a written report or reports showing each of (1) the Net Sales for any Licensed Product in the Territory during the Reporting Period, by AEON and its Affiliates and Sublicensees, and (2) the Royalties payable in U.S. Dollars which shall have accrued hereunder with respect to such Net Sales.  For the avoidance of doubt, the Sales and Royalty Report shall be considered Confidential Information under this Agreement and shall be limited to those employees of Medytox that have a need to know such information for purposes of accounting for the Royalty, and shall not be utilized for Medytox’s pricing strategy, sales, marketing, or other commercial activities.

1.24“Territory” shall mean worldwide, with the exception of South Korea.

1.25“Third Party” means any person or entity other than Medytox, AEON, or their Affiliates.

2.Mutual Releases; Dismissals.

2.1The Parties agree that this Agreement is in full and final settlement of all and any claims or cause of action, directly or indirectly, that Medytox and their respective Affiliates, on the one hand, and AEON and their respective Affiliates on the other hand, have against the other relating to the Licensed Rights in the Territory, including relating to the Actions and to any actions against Dr. B.K. Lee, including Medytox’s complaints against Dr. Lee in the Indiana Commercial Court captioned Medytox Inc. v. Byung Kook Lee, Cause No. 49D13-1805-PL-017584, and in the Marion County Commercial Court, captioned Medytox, Inc. v. Byung Kook Lee, 49D01-1805-PL-017584, (Marion County Commercial Court Oct. 4, 2018) (the “Lee Actions”), and including without limitation any claims for damages, interest, or costs.  To the extent necessary, within five (5) Business Days of the Effective Date, Medytox shall file, or cause to be filed, an appropriate document (except in the event of termination of this Agreement pursuant to Sections 9.2 or 9.3 or the occurrence of the circumstances described in Section 13.6) in the Korean Actions that Medytox is not seeking and that, to the extent it is within Medytox’s control, the Korean Actions shall not adversely affect any rights granted under the License pursuant to Section 3, including the right to Manufacture, have Manufactured, Commercialize, and obtain or maintain Marketing Authorization and any Regulatory Materials related to the Licensed Product in the Territory from the inception of time and through the Royalty Period.  Medytox further agrees that it will be legally bound by the submitted document, and it will not revoke the filing of such document or the relief requested therein, unless this Agreement is terminated  For the avoidance of doubt, and as stated in Section 3.2, the Licenses shall be operable, as prescribed in this Agreement, notwithstanding any potential remedies issued in the Actions.

2.2Effective as of the Release Date, and subject to Section 13.6, Medytox, on behalf of itself, each of its Affiliates and each of its respective officers, directors, shareholders, members, agents, and representatives, hereby irrevocably and unconditionally releases, acquits and forever discharges AEON and all current, former, and future Affiliates, subsidiaries, members, managers, directors, officers, shareholders, employees, predecessors, successors, and agents, and its customers, agents, attorneys, licensors, distributors, resellers, purchasers, donees, vendors, or vendees (collectively, the “AEON Releasees”) from all past and present actions, causes of action, claims for relief or demands in law or in equity, and from any claims for or allegations of liability, debts, contracts, promises, obligations, damages, attorneys’ fees, costs, interest, or expenses, whether fixed or contingent, asserted or unasserted, that Medytox has against any of the AEON Releasees, for, upon, or by reason of any act, omission, representation, or any other matter or cause, respecting the Commercialization or Manufacturing of Licensed Products and the Licensed Rights in the Territory, and all causes of action that were, could have been, or will be asserted in the Actions.  Nothing contained in this Section 2.2 will release the AEON Releasees from any claim based upon any material misrepresentations made in this Agreement unless cured within sixty (60) days of receiving written notice thereof from Medytox, or material breach of any material provision of this Agreement that is incapable of remedy, or if capable of remedy is not remedied to the reasonable satisfaction of Medytox within sixty (60) days of service of written notice by Medytox.  Medytox agrees that AEON can, without interference from Medytox, Manufacture, have Manufactured, Commercialize, and obtain or maintain Marketing Authorization and any Regulatory Materials related to the Licensed Product in the Territory from the inception of time and through the Royalty Period.

2.3Effective as of the Release Date, AEON, on behalf of itself, each of its Affiliates and each of its respective officers, directors, shareholders, members, agents, and representatives, hereby irrevocably and unconditionally releases, acquits and forever discharges Medytox, and its current, former, and future Affiliates, subsidiaries, members, managers, directors, officers, shareholders, employees, predecessors, successors, and agents, and its customers, agents, attorneys, licensors, distributors, resellers, purchasers, donees, vendors, or vendees (collectively, the “Medytox Releasees”) from all past and present actions, causes of action, claims for relief or demands in law or in equity, and from any claims for or allegations of liability, debts, contracts, promises, obligations, damages, attorneys’ fees, costs, interest, or expenses, whether fixed or contingent, asserted or unasserted, that AEON has against any of the Medytox Releasees, for, upon, or by reason of any act, omission, representation, or any other matter or cause, respecting the Licensed Rights as they pertain to the Commercialization or Manufacturing of Licensed Products or component(s) thereof, and all causes of action that were, could have been, or will be asserted in the Actions.  Nothing contained in this Section 2.3 will release the Medytox Releasees from any claim based upon any material misrepresentations made in this Agreement unless cured within sixty (60) days of receiving written notice thereof from AEON, or material breach of any material provision of this Agreement that is incapable of remedy, or if capable of remedy is not remedied to the reasonable satisfaction of AEON within sixty (60) days of service of written notice by AEON.

2.4Effective as of the Effective Date, AEON hereby releases, indemnifies, and holds Medytox harmless from any and all product liability claims, actions, losses, damages, and liabilities resulting from or arising out of the use or sale of Licensed Products under this Agreement.

2.5For the avoidance of doubt, all releases under this Section 2 do not release either Party and/or their Affiliates from their contractual obligations under this Agreement and are without prejudice to the Parties’ rights to raise claims, defend claims, and seek remedies for breach of this Agreement.

2.6Unknown Claims/California Civil Code Section 1542 Waiver:  The Parties each expressly assume the risk that by entering into this Agreement and the releases contained herein, each will forever waive claims, causes of action, and damages that may exist before the Effective Date of this Agreement, but which it does not know of, or suspect to exist, and which, if known, would have materially affected the Party’s decision to enter into this Agreement.  In that regard, the Parties acknowledge that they have been informed by their counsel of the provisions of Section 1542 of the Civil Code of the State of California, and expressly waive and relinquish all rights and benefits which they might have had under that section which reads as follows:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

The Parties hereby expressly waive and relinquish all rights and benefits under that Section 1542 of the Civil Code of the State of California and any law or legal principle of similar effect in any jurisdiction with respect to the release granted in this Settlement Agreement.

2.7Dismissal of Federal Circuit Appeal.  Within three days of execution of this Agreement, Medytox shall pursue dismissal of the Federal Circuit Appeal as moot and agrees that as a result of the dismissal that the ITC’s final determination in 337-TA-1145 will be vacated.

2.8Dismissal of claims in Federal Action.  Within five days of execution of this Agreement, Medytox shall take all steps necessary to dismiss with prejudice all claims against AEON in the Federal Action.

2.9California Action.  Medytox shall not take any step to revive or otherwise pursue the California Action with respect to AEON.

3.License.

3.1Commercialization License.  Medytox hereby grants AEON and its Affiliates a non-exclusive, royalty bearing, irrevocable (except pursuant to Sections 9.2 or 9.3 or the occurrence of the circumstances described in Section 13.6) right and license to the Licensed Rights to Commercialize and obtain or maintain the Marketing Authorization and all Regulatory Materials related to any Licensed Product in the Territory (the “Commercialization License”).

3.2Manufacturing License.  Medytox hereby grants AEON and its Affiliates a non-exclusive, royalty bearing, irrevocable (except pursuant to Sections 9.2 or 9.3 or the occurrence of the circumstances described in Section 13.6) right and license to the Licensed Rights to Manufacture or have Manufactured Licensed Product (including by non-Affiliates of AEON, and specifically including Daewoong or its Affiliates, or any successor to Daewoong or its Affiliates) for the Territory, including to Manufacture and have Manufactured Licensed Product outside the Territory so long as such Licensed Product is or will be Commercialized, used to obtain or maintain Marketing Authorization and all Regulatory Materials related to any Licensed Product in the Territory (the “Manufacturing License” and collectively with the Commercialization License, the “Licenses”).  For the avoidance of doubt, the Licenses shall be operable through the end of the Royalty Period notwithstanding any potential remedies issued in the ITC Action, the California Action, the Federal Action or the Korean Actions.

3.3AEON and its Affiliates shall have the right to grant written sublicenses of the Commercialization License granted under Section 3.1 and/or the Manufacturing License granted under Section 3.2 to non-Affiliate entities (individually, “Sublicensee” and collectively, “Sublicensees”), with prior approval from Medytox, which shall not be unreasonably withheld.  The parties agree that it shall not be unreasonable for Medytox to withhold consent for any proposed sublicense to Daewoong.  For avoidance of doubt, the parties agree that no sublicense is necessary for AEON to have Manufactured Licensed Product by Daewoong pursuant to the Manufacturing License.  If AEON grants such a sublicense, AEON shall ensure that all of the applicable terms and conditions of this Agreement shall apply to the Sublicensee to the same extent that they apply to AEON for all purposes.  For the avoidance of doubt, Sublicensee does not include any Third-Party through which AEON or its Affiliates utilize the Commercialization License or Manufacturing License pursuant to Section 3.1 and 3.2 respectively.

4.License Payments.

4.1In consideration for the grant of the Licenses described in Section 3, AEON shall provide Medytox the following consideration set forth in Sections 4.1.1 and 4.1.2 (the “License Payments”):

4.1.1Issuance of Equity.  AEON shall issue 26,680,511 shares of Common Stock (the “Issued Shares”) to Medytox pursuant to the terms of the Share Issuance Agreement attached hereto as Exhibit A (the “Share Issuance Agreement”).  Further, in the event that the Company completes an Initial Public Offering (as defined in the Share Issuance Agreement) and the Issued Shares cease to represent at least ten (10%) percent of the Company’s then-outstanding shares of capital stock immediately following the closing of such Offering, AEON shall issue to Medytox a number of additional shares of Common Stock (the “Additional Shares”) such that the Issued Shares plus such Additional Shares equal ten (10%) percent of the Company’s then-outstanding shares of capital stock immediately following the closing of the Company’s Initial Public Offering.  The issuance of the Additional Shares shall be subject to Medytox entering into such additional documentation as reasonably requested by the Company.

4.1.2Royalties.  During the Royalty Period, AEON will be obligated to pay the Royalty to Medytox.  Such Royalty payments will be made for a given Reporting Period within seventy-five (75) days of the end of each calendar quarter containing the applicable Reporting Period.  Each Royalty payment shall be accompanied by a Sales and Royalty Report sent to Medytox at the E-mail address set forth in Section 13.4.  For the avoidance of doubt, the Sales and Royalty Report shall be considered Confidential Information under this Agreement and shall be limited to those employees of Medytox that have a need to know such information for purposes of accounting for the Royalty and shall not be utilized for Medytox’s pricing strategy, sales, marketing, or other commercial activities.

4.2Payments due under this Section will remitted in accordance with instructions to be provided by Medytox.

4.3To the extent that there are any deductions to Net Sales for a Reporting Period that occur after the Royalty payment for that Reporting Period has been made, such deductions shall be accounted for as a credit against any Royalty Payment payable in a subsequent Reporting Period.  Any such credit shall be set forth on the Sales and Royalty Report for the Reporting Period in which the credit is accounted for.  To the extent that there are any deductions to Net Sales that occur after AEON has made its last Royalty payment, or, in the event of termination pursuant to Sections 9.1, 9.2, or 9.3 during the Royalty Period, its last Royalty payment, Medytox shall reimburse AEON for such deduction within twenty (20) Business Days after AEON notifies Medytox of such deduction, provided such notice is made within sixty (60) days of the end of the calendar Royalty Period.

4.4For the avoidance of doubt, only one Royalty payment under Section 4.1 is due for any Licensed Product, whether manufactured or sold by AEON, their Affiliates, sublicensees, agents, resellers, distributors, suppliers, partners, co-promoters, or similar associates for Commercialization.

4.5In the event of termination, as set forth in Sections 9.1, 9.2, or 9.3, AEON shall still be required to make any Royalty Payments accrued through the effective date of such termination on the schedule set forth in Section 4.1.2 and Medytox shall still be required to make any reimbursements for any deductions to Net Sales that occur after AEON has made its last Royalty Payment.

5.Termination of Licenses.  After the Royalties Period ends and AEON has made the Royalty payments set forth in Section 4, the Commercialization License and Manufacturing License shall be fully paid up and irrevocable.

6.[Intentionally Omitted]

7.Records and Audits.

7.1AEON shall keep complete, true, and accurate books and records in accordance with the Accounting Standards in relation to this Agreement, including in relation to Net Sales of Licensed Products and Royalties.  AEON will keep such books and records for at least three (3) years following the calendar year to which they pertain.

7.2Audit Rights.  On an annual basis, Medytox may, upon written request and at its own expense, cause an internationally recognized independent accounting firm (“Auditor”), which is reasonably acceptable to AEON, to inspect the relevant records of AEON to verify the Royalties payable by AEON and the related reports, statements, and books of accounts, within the three (3) years prior to the year in which such audit is conducted, as applicable.  Before beginning its audit, the Auditor shall execute an undertaking acceptable to AEON by which the Auditor agrees to keep confidential all information reviewed during the audit.  Medytox may designate one external law firm who, upon execution of the same undertaking to AEON required of the Auditor, may review the Auditor’s work and the information on which it is based.  The Auditor shall have the right to disclose to Medytox and its designated external law firm only its conclusions regarding any payments owed under this Agreement.

7.3AEON shall make its records available for inspection by the Auditor during AEON’s regular business hours at such place or places where such records are customarily kept, upon receipt of reasonable advance notice from Medytox and/or the Auditor.  The records shall be reviewed solely to verify the accuracy of AEON’s Royalty payments and compliance with this Agreement.  Such inspection right shall not be exercised more than once in any calendar year and not more frequently than once with respect to records covering any specific period of time, unless a prior inspection has revealed any underpayment by AEON.  Medytox agrees to hold in strict confidence all information received and all information learned in the course of any audit or inspection or otherwise, except to the extent necessary to enforce its rights under this Agreement or to the extent required to comply with any law, regulation, or judicial order.

7.4The Auditor shall provide its audit report and the basis for any determination to AEON at the time such report is provided to Medytox before it is considered final.

7.5In the event that the final result of the inspection reveals an undisputed underpayment or overpayment by AEON, the underpaid or overpaid amount shall be settled promptly.  If the inspection identifies an underpayment or overpayment that is disputed, the Parties will address the dispute in accordance with Section 13.7 of this Agreement.

7.6Medytox shall pay for such inspections, as well as its expenses associated with enforcing its rights with respect to payments hereunder.  If an underpayment of more than seven point five percent (7.5%) of the total payments due for the applicable audit period is discovered, the reasonable fees and expenses charged by the Auditor shall be paid by AEON.

8.Information Rights/Quarterly Business Meetings.

8.1Information Rights.  So long as Medytox owns [***] or more of the issued and outstanding Common Stock of AEON, on a fully diluted basis, AEON will furnish to Medytox:

8.1.1as soon as available, but not less than one hundred twenty (120) days after the end of each fiscal year, a balance sheet of AEON, as at the end of such fiscal year, and a statement of income and a statement of cash flows of AEON, for such year, all prepared in accordance with the Accounting Standards consistently applied (except as noted therein or as disclosed to the recipients thereof) and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail.  Such financial statements shall be accompanied by a report and opinion thereon by independent public accountants selected by AEON’s Board of Directors; and

8.1.2as soon as available, but not less than forty-five (45) days after the end of each of the first, second and third quarterly accounting periods in each fiscal year of AEON, a balance sheet of AEON as of the end of each such quarterly period, and a statement of income and a statement of cash flows of AEON for such period and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles consistently applied (except as noted therein or as disclosed to the recipients thereof), with the exception that no notes need be attached to such statements and year-end audit adjustments may not have been made.

8.2Quarterly Business Reviews.  Once per fiscal quarter, Medytox may request a business review of AEON attended by the Chief Executive Officer of AEON and such other business leaders as selected by Medytox that are reasonably available on such date for one full business day (the “Quarterly Business Review”).  The purpose of the Quarterly Business Review shall be for Medytox to review and discuss topics, subject to any attorney-client or work product privilege limitations, including sales results, marketing activities, research and development activities, regulatory status, promotional plans, business development activities and such other matters reasonably requested by Medytox.  Each Party shall bear the expense of participation of its respective employees in the Quarterly Business Review meetings.  Information presented or discussed at Quarterly Business Reviews shall be considered Confidential Information.

9.Term and Termination.

9.1This Agreement begins on the Effective Date and shall continue in full force and effect until the end of the License Period and be irrevocable, unless sooner terminated as herein provided pursuant to Sections 9.2 or 9.3 provided herein or the occurrence of circumstances described in Section 13.6.  In the event that this Agreement is terminated under any of the foregoing provisions, the Commercialization License and Manufacturing License will also be terminated.  Notwithstanding the foregoing, the payment obligations, including without limitation the payment obligations under Section 4, including any credit for any deductions, for Net Sales prior to termination, and the audit rights provided in Section 7 that are necessary to audit the records relevant to those obligations, will survive termination of this Agreement.

9.2Termination for Challenge.  If AEON or any of its Affiliates or Sublicensees challenges before a court, tribunal, or government agency the validity, enforceability, scope, or protected status of any of the Licensed Rights, including but not limited to the trade secret status of any trade secret included within the scope of this Agreement, then Medytox may terminate this Agreement after fifteen (15) Business Days of service of written notice to AEON.

9.3Termination for Cause.  Any Party may terminate the Agreement with immediate effect by written notice to the other Party in the event that the other Party commits a material breach of any material provision of this Agreement that is incapable of remedy, or if capable of remedy is not remedied to the reasonable satisfaction of the non-breaching Party within sixty (60) days of service of written notice by the non-breaching Party.

9.4Any right to terminate this Agreement or to cancel rights and obligations hereunder is in addition to and without prejudice to any other rights or remedies any Party may be entitled to under this Agreement, at law or otherwise.  On termination or expiry of this Agreement, any rights or remedies either Party may have arising from any breach of this Agreement shall continue to be enforceable.

9.5In the event of this Agreement being terminated, the confidentiality provisions of Section 12, the arbitration provisions of Section 13.7, and any other terms of this Agreement as may be necessary for interpretative purposes, shall survive such termination or expiry.

10.Representations and Warranties.  Each Party is entering into this Agreement in reliance of the following representations and warranties of the other Parties, all of which are acknowledged to be material, and which include the following:

10.1The execution, delivery, and performance of the obligations under this Agreement are within its power, and have been duly authorized by all necessary corporate or business action, do not contravene any law or any contractual provision binding on it, and do not require any consent or approval of any person or government authority except as set forth herein or such consents and approvals as have been obtained and are in full force and effect.

10.2This Agreement constitutes the Party’s legal, valid, and binding obligation and is enforceable in accordance with its terms.

10.3As of the Effective Date, Medytox represents and warrants that it has the exclusive right and power to grant the Licenses to the Licensed Rights.

10.4As of the Effective Date, Medytox represents and warrants that the California Action, the Federal Action, the ITC Action, the Korean Actions, and Medytox’s submissions to the U.S. Food and Drug Administration and Health Canada represent the only suits, complaints, grievances, demands, claims, citizen’s petitions, causes of action in, of or before any Governmental Authority to which Medytox is a party, or in which Medytox is directly or indirectly participating, that would (i) adversely affect AEON’s right to make, have made, Commercialize, or obtain or maintain Marketing Authorization and any Regulatory Materials for the Licensed Products in the Territory, (ii) stop AEON’s right to Manufacture or have Manufactured the Licensed Products, or any of its components, for Commercialization, or (iii) adversely affect AEON’s ability to maintain the Marketing Authorization or any Regulatory Materials related to the Licensed Products in the Territory.  Medytox further represents and warrants that the Lee Actions do not directly or indirectly (i) adversely affect AEON’s right to make, have made, Commercialize, or obtain or maintain Marketing Authorization and any Regulatory Materials for the Licensed Products in the Territory, (ii) stop AEON’s right to Manufacture or have Manufactured the Licensed Products, or any of its components, for Commercialization, or (iii) adversely affect AEON’s ability to maintain the Marketing Authorization or any Regulatory Materials related to the Licensed Products in the Territory.

10.5AEON warrants, as to the License Payments, that at the time of any such payment that AEON will make or cause to be made pursuant to Section 4 of this Agreement, AEON will not be insolvent, nor will the License Payments required to be made render AEON insolvent, within the meaning of and/or for the purposes of the United States Bankruptcy Code, including §§ 101 and 547 thereof.

10.6AEON represents and warrants that, as of the Effective Date, AEON and Daewoong are not a party to any agreements other than (a) the AEON-Daewoong Supply Agreement (b)  (b) that certain Note Purchase Agreement, dated as of August 25, 2020 by and between AEON and Daewoong (and the agreements related thereto, each as amended) and (c) the Convertible Promissory Notes, dated August 27, 2020, September 18, 2020 and May 12, 2021 (each as amended), issued by AEON to Daewoong.  Except as disclosed in the prior sentence, as of the Effective Date, there are no agreements between AEON and Daewoong whereby Daewoong or an Affiliate of Daewoong could acquire, directly or indirectly, equity in AEON.

10.7AEON represents and warrants that AEON’s contract with Daewoong provides an exclusive right and license to import, distribute, promote, market, develop, offer for sale and otherwise commercialize or exploit any pharmaceutical or biological preparation containing botulinum toxin type A with 900 kDa protein complex for therapeutic use in the territory and for the term agreed upon with Daewoong.

10.8CFIUS Representation.  AEON does not:  produce, design, test, manufacture, fabricate, or develop one or more “critical technologies,” as that term is defined in the Defense Production Act of 1950, as amended, including all implementing regulations thereof.

10.9Each Party hereto represents and warrants to the other Party that, as of the Effective Date, the warranting Party is not subject to any judgment, order, injunction, decree, or award of any court, administrative agency, or governmental body that would or might interfere with its performance of any of its obligations hereunder.

10.10Each Party warrants that it will not form any new or use any existing entity, or assign its rights and obligations under this Agreement or its other assets to another entity, to avoid compliance with any of the provisions of this Agreement

10.11Each of the Parties agrees that this Agreement is a compromise of the Parties’ claims and defenses in the disputed California Action, Federal Action and ITC Action, and is intended to be, a full and complete settlement, discharge and release of those Actions and related claims as to the Parties, subject to Section 13.6.  None of the Parties admits to or concedes any liability or wrongdoing whatsoever, and this Agreement is not, and shall not be described or characterized by any Party, or by its directors, executives, employees, agents or other representatives, as an admission by any Party or their Affiliates of any liability or wrongdoing.

10.12The existence of this Settlement Agreement, its provisions and terms shall not be interpreted, construed, deemed, invoked, offered or received in evidence or otherwise used by any person in this or any other action or proceeding, civil, criminal or administrative, except in a proceeding to enforce the terms or conditions of the Agreement.  The existence of this Agreement, its provisions and terms are not, and shall not be argued by any person to be or to be deemed to be evidence of, a concession or admission of, nor to create a presumption of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the California Action, Federal Action or ITC Action or any other action or proceeding.

10.13Each of the Parties agrees to take all action necessary to carry out the intentions of the Parties as expressed in this Agreement.

10.14Covenant Not to Sue and Indemnity.

10.14.1Medytox on behalf of itself, and each of its Affiliates and each of their respective officers, directors, shareholders, members, agents, and representatives, each covenant not to, directly or indirectly, alone or by, with or through others, cause, induce, allow to continue or authorize or voluntarily assist, participate, or cooperate in the commencement, maintenance, or prosecution of any action, proceeding, petition, or investigation alleging misappropriation of the Licensed Rights or any cause of action asserted or that could have been asserted in any of the Actions, which would adversely affect AEON’s right to Commercialize the Licensed Products in the Territory, to obtain or maintain Marketing Authorization and any Regulatory Materials for the Licensed Products in the Territory, or to Manufacture or have Manufactured the Licensed Products, or any component thereof, for Commercialization or use in the Territory, except that the foregoing shall not apply in the event that the Agreement is terminated pursuant to Sections 9.2, 9.3 (in the event of termination based on a material breach by AEON) or 13.6 of this Agreement.

10.14.2Through the end of the Royalty Period, Medytox shall not seek an injunction or any other relief in any action, including but not limited to the Korean Actions, that would impede or interfere in any way with AEON’s ability to secure supply of the Daewoong Toxin.

10.14.3In the event that Allergan or Abbvie, an Affiliate of Allergan or Abbvie, or any other Third Party which has or claims to have a business or contractual relationship with Medytox asserts or pursues any action, proceeding, petition, or investigation arising from or related to the Medytox/Daewoong Dispute (a “Third Party Claim”), Medytox shall make best efforts to prevent such Third Party Claim from interfering with or impeding in any way the AEON Business.  Such best efforts shall include, if appropriate, intervening in and defending against the Third Party Claim.

10.14.4In the event that a Third Party Claim is brought against AEON or an Affiliate of AEON, Medytox shall indemnify, defend and hold harmless AEON and/or any Affiliate of AEON against all losses, costs, liabilities, damages, and expenses, including, without limitation, reasonable attorneys’ fees and disbursements.

10.15No Other Warranties.  EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, (A) NO REPRESENTATION, CONDITION OR WARRANTY WHATSOEVER IS MADE OR GIVEN BY OR ON BEHALF OF EITHER PARTY; AND (B) ALL OTHER CONDITIONS AND WARRANTIES WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE ARE HEREBY EXPRESSLY EXCLUDED, INCLUDING ANY CONDITIONS AND WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

11.Daewoong.

11.1Nothing in this Agreement creates any right enforceable by Daewoong.

12.Confidentiality.

12.1Settlement Terms.  This Agreement, its Exhibit, and its terms and conditions including all financial terms, the substance of all negotiations and all Confidential Information disclosed by either Party to the other, irrespective of when disclosed, are confidential to the Parties, their Affiliates, and their advisers, who shall not disclose them to, or otherwise communicate them to, any Third Party, or use directly or indirectly, without the written consent of the other Party, other than:

•	to the relevant Party’s auditors, insurers, and lawyers on terms which preserve confidentiality;
•

pursuant to an order of a court of competent jurisdiction, or pursuant to any proper order or demand made by any competent authority or body where they are under a legal or regulatory obligation to make such a disclosure;

•	as far as necessary to implement and enforce any of the terms of this Agreement on terms which preserve confidentiality; or
•	as otherwise authorized in writing and in advance by all other Parties.

Except as provided in Section 9.2, no Party shall issue a press release regarding this Agreement or make any public disclosure of the terms of this Agreement without the prior written approval of the other Parties.  Any Party may confirm that the litigation between Medytox and AEON has been resolved on confidential terms, as well as the following terms: (1) the number of shares issued to Medytox, (2) the fact that the shares issued to Medytox reflect 20% of AEON’s outstanding shares, and (3) that AEON will pay Medytox a single-digit royalty during the 15 year Royalty Period.  For the avoidance of doubt, no Party is restricted from disclosing information about the Settlement Terms to the extent such terms have been made public in a manner consistent with the terms of this Agreement.

The Parties understand and agree that AEON may be required to file the complete Agreement as an exhibit to future securities filings, which would be filed with the Securities and Exchange Commission, less those financial terms that AEON together with its counsel reasonably believes it may obtain confidential treatment for from the Securities and Exchange Commission.  AEON shall notify the other Parties within three (3) Business Days if the Securities and Exchange Commission denies confidential treatment of any part of the Agreement.

Notwithstanding anything to the contrary in this Agreement, the Parties understand and agree that each Party can disclose the existence and/or terms of this Agreement (a) to comply with its obligations under the law, including, without limitation, the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”); (b) in order to comply with the listing standards, rules, regulations or agreements of any national or international securities exchange, the NASDAQ Global Market or New York Stock Exchange or other similar laws, rules, or regulations of a governmental or regulatory authority; (c) to respond to an inquiry of a government authority or regulatory authority as required by law; (d) to comply with a court order or applicable law, governmental regulations, or investigative requests; or (e) in a judicial, administrative, or arbitration proceeding, if, in the reasonable opinion of the disclosing Party’s counsel is mandated by a subpoena, discovery request, or other compulsory process.  In any such event, the Party making such disclosure shall (i) provide the other Parties as much advance notice as reasonably practicable of the required disclosure, (ii) cooperate with the other Parties in any reasonable attempt to prevent or limit the disclosure, including to secure a protective order or confidential treatment of this Agreement or portions thereof, and (iii) limit any disclosure to the specific purpose at issues.

12.2Confirmation of Settlement.  The Parties are entitled to confirm to Third Parties the fact that the California Action, the Federal Action and the ITC Action have been resolved on confidential terms, but not the terms of such resolution as set forth in this Agreement, in the form of a statement to be agreed, to the extent such terms have not otherwise been made public in a manner consistent with the terms of this Agreement.

13.General Provisions.

13.1Choice of Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California and the United States of America, without regard to the principles of conflicts of laws.  To the extent any dispute between the Parties regarding this Agreement is not arbitrated pursuant to Section 13.7, the federal and state courts in California shall have jurisdiction over the parties hereto in all matters arising hereunder and the parties hereto agree that the venue with respect to such matters will be [***].

13.2Headings.  Headings are solely for the convenience of the Parties and shall not be deemed to define, construe, characterize, or limit any of the provisions of this Agreement.

13.3Assignments.  This Agreement shall inure to the benefit of, and be binding upon, the successors, legal representatives or assigns of the Parties.  For the avoidance of doubt, this Agreement shall survive a change of control of one or more of the Parties and no Party shall gain the right to terminate this Agreement upon the change of control of the other Party.

13.4Notices.  All notices required or permitted by this Agreement shall be in writing and shall be sent by first class mail, postage prepaid, or by delivery by a reputable delivery service such as Federal Express or DHL, addressed as follows, or sent via fax transmission with confirmation of receipt, and additional copy via email as indicated:

Medytox:

[***]

AEON:

[***]

Any Party may change the address to which notices shall be sent to it by notice in writing to all other Parties.

13.5Equitable Relief.  Each Party acknowledges and agrees that the Parties’ obligations and undertakings pursuant to Section 2 of this Agreement are reasonable and necessary to protect their respective legitimate interests, that the Parties would not have entered into this Agreement in the absence of such provisions, and that a Party’s material breach or threatened breach or failure to comply with Section 2 shall cause the other Party significant and irreparable harm, the amount of which shall be extremely difficult to estimate and ascertain, and for which money damages shall not be adequate.  The Parties further acknowledge and agree that they shall have the right to apply to any court of competent jurisdiction for an injunction order restraining any material breach or threatened breach of Section 2 of this Agreement or sales of Licensed Products not consistent with the rights granted under this Agreement and specifically enforcing the terms and provisions of such Section of this Agreement.  Each Party agrees that it shall not challenge any of the foregoing acknowledgements and agreements in this Section 13.5 concerning injunctive relief in any proceeding brought by the other Party.

13.6Bankruptcy.  If a case is commenced in respect of AEON under Title 11 of the United States Code or similar domestic or foreign law, or if a trustee, receiver, conservator or other fiduciary is appointed under any similar domestic or foreign law, and in the event of the entry of a final order of a court of competent jurisdiction determining that the transfer of money or any portion thereof under this Agreement to or on behalf of Medytox to be a preference, voidable transfer, fraudulent transfer, or similar transaction and any portion thereof is required to be returned, then the Parties shall jointly move the relevant court or agency of competent jurisdiction to vacate any releases made pursuant to this Agreement, which releases shall then be null and void, and the Parties shall be restored to their respective positions in the California Action, the Federal Action, the ITC Action, and the Korean Actions immediately prior to the date of this Agreement.

13.7Arbitration.  Except for disputes regarding equitable relief under Section 13.5, if any disputes arise out of or in connection with this Agreement or any further amendment thereto, the Parties shall try to resolve such dispute amicably.  In the event that the Parties fail to settle the dispute through amicable negotiation, such dispute shall be submitted to and finally settled by arbitration in [***], in accordance with the rules of JAMS by one or more arbitrators appointed in accordance with such rules.  The language to be used in the arbitral proceedings shall be English.

13.8Taxes; Withholding.

(a)In the event that any payment under this Agreement becomes subject to withholding taxes under applicable laws or regulations, the payor shall withhold from the payment the amount of such taxes due and timely pay to the proper governmental authority the amount of any taxes withheld.  The payor shall deliver to the payee the original or a certified copy of a receipt issued by the applicable governmental authority evidencing the payment of the taxes withheld, a copy of the tax return reporting such payment, or other evidence of such payment reasonably satisfactory to payee.  The Parties agree to cooperate with one another and use reasonable efforts to minimize or eliminate any such tax withholding or similar obligations in respect of any payments or transfers (including the issuance or transfer of shares of stock) made to Medytox under this Agreement including taking into account any reduction to withholding available under a tax treaty to which the payee is entitled and taking all appropriate steps related thereto.  Each Party agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect (including pursuant to Section 13.8(c)(ii) below), it shall update such form or certification or promptly notify the other Party in writing of its legal inability to do so.

(b)In furtherance of the foregoing, the Parties shall cooperate to (i) determine to which jurisdiction or jurisdictions each payment made hereunder is allocable and the portion allocable to each such jurisdiction (based upon the Net Sales or the utilization of intellectual property in each such jurisdiction), (ii) determine the treatment of each such payment for tax purposes in each such jurisdiction, and (iii) report each payment made hereunder consistent with such determination for all tax purposes in all affected jurisdictions.

(c)With respect to the portion of any payments made under this Agreement that are allocable to sources within the United States in accordance with the principles of Paragraph (b) hereof:

(i)Medytox represents that it is, and at all relevant times will be, entitled to the benefits of the United States - Republic of Korea Income Tax Convention (the “Treaty”), including, without limitation, where applicable the reduced rate of taxation on royalties specified in paragraph (1) of Article 14 thereof, with respect to such payments of which it is the beneficial owner;

(ii)Medytox shall provide AEON with a validly completed and duly executed IRS Form W-8BEN-E (or IRS Form W-9 if applicable) claiming any exemption from or reduced rate of withholding described in clause (i); and

(iii)the Parties agree that each such License Payment shall be treated as a payment of a royalty pursuant to the Internal Revenue Code of 1986, as amended, and the Treaty.

(d)Within thirty (30) days after demand therefore, Medytox shall indemnify AEON and each of its directors, officers and affiliates, and hold each of them harmless from and against, and shall pay and reimburse each of them for, (i) any loss or liability attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, or obligation in this Section 13.8, and (ii) all U.S. federal withholding taxes, penalties, fees, interest, additions to tax or other assessments related to the underpayment of any taxes, or the failure to pay to the Internal Revenue Service any taxes that were required to be withheld from any payment made hereunder, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith arising from a claim made against AEON by the Internal Revenue Service, provided that (a) in the event of such a claim Medytox is provided prompt notice thereof, (b) AEON reasonably cooperates in good faith with Medytox in the adjudication of said claim, (c) the claim results in a final order requiring a payment within the scope of this subsection, and (d) such claim is not settled or otherwise resolved without Medytox’s consent (not to be unreasonably withheld, conditioned or delayed).  Medytox further agrees that AEON shall have the right, in its discretion, to offset any Royalty or License Payment required to be paid pursuant to this Agreement by any amount due under this Section 13.8(d) to the extent such amount is not otherwise paid by Medytox to AEON within the thirty (30) day period provided in this paragraph (and any amount subject to such offset shall be treated as paid to AEON for all purposes under this Agreement).

(e)The Parties shall not take any position for any tax purpose inconsistent with any provision of this Section 13.8, absent a final and binding determination by a taxing authority in the relevant jurisdiction(s), in which case parties shall also cooperate to seek conforming adjustments in any other relevant jurisdictions.  The Parties shall keep each other reasonably informed, and shall notify the other Party promptly of any inquiry of any taxing authority relating in any way to such determination, allocation or treatment or otherwise in respect of the taxation of any payments made hereunder (including the issuance of the Issued Shares), and shall, without limiting the generality of Section 13.8(a), reasonably cooperate in responding to any such inquiry and in any related audit or contest.  No settlement of any audit, proceeding, examination or contest with respect to taxes or the taxation of the parties with respect to any payments made hereunder shall be agreed to by either Party without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).

13.9Entire Agreement.  All rights not expressly granted by the Parties under this Agreement are reserved by the Parties and, except as explicitly set on in this Agreement, no other express or implied license or rights under any intellectual property of any Party are granted or intended to be granted under this Agreement.  The Parties acknowledge that this Agreement sets forth the entire agreement and understanding of the Parties and supersedes all prior written or oral agreements or understandings with respect to the subject matter hereof.  No modification of any of the terms of this Agreement, or any amendments thereto, shall be deemed to be valid unless in writing and signed by an authorized agent or representative of both parties hereto.  No course of dealing or usage of trade shall be used to modify the terms and conditions herein.  This Agreement shall be binding on each of the Parties and their respective permitted successors and assigns.

13.10Severability.  If any provision of this Agreement is found by a court of competent jurisdiction to be unlawful, invalid, void, or unenforceable in whole or in part for any reason, such provision or such part thereof shall be deemed separate from and shall in no way affect the validity, legality, and enforceability of the remainder of this Agreement.  If such provision or part thereof is deemed unlawful, void, or unenforceable due to its scope or breadth, such provision or part thereof shall be deemed valid to the extent of the scope or breadth permitted by law.  The Parties agree to renegotiate in good faith any provision held to be invalid, illegal, or unenforceable, it being the intent of the Parties that the basic purposes of the Agreement are to be effectuated.

13.11Counterparts.  This Agreement may be executed in counterparts, and execution by each of the Parties of any one of such counterparts will constitute due execution of this Agreement.  Each such counterpart hereof shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement.  Execution and delivery of this Agreement by facsimile by either Party shall be legal, valid, and binding to the same extent as an original signature.

13.12Non-Disparagement.  No party shall, or encourage or induce others to, disparage or make defamatory remarks, comments, statements, representations, or other communications concerning any other Party or its respective Affiliates, officers, directors, shareholders, members, agents, representatives, products, or services, whether directly or indirectly, in writing, orally, or otherwise.  Notwithstanding the foregoing, nothing in this Agreement shall preclude a Party from making truthful statements that are required by applicable law, regulation, or legal process. Nothing in the foregoing is intended to impede legitimate competition or commercially reasonably sales and marketing tactics, including commercially reasonable comparison of Licensed Products with any other product on the market.

IN WITNESS WHEREOF, the Parties have fully executed and delivered this Settlement Agreement as of the day and year first written above.

MEDYTOX, INC.

By:	/s/ Hyun Ho Jung
Name:	Hyun Ho Jung
Title:	CEO & President

AEON BIOPHARMA, INC.

By:	/s/ Marc Forth
Name:	Marc Forth
Title:	President and Chief Executive Officer

Signature Page for Settlement and License Agreement